UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No. 3*

Ondas Holdings Inc.

(Name of Issuer)

Common Stock par value $0.0001

(Title of Class of Securities)

68236H204

(CUSIP Number)

Joseph V. Popolo
Commonwealth Hall at Old Parkland

3899 Maple Avenue, Suite 100

Dallas, Texas 75219

(214) 395-1213

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

- with copies to -

Richard Silfen
Duane Morris LLP
30 South 17th Street

Philadelphia, PA 19103

(215) 979-1225

May 31, 2024

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 68236H204	SCHEDULE 13D

1	NAME OF REPORTING PERSON Charles & Potomac Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,215,286 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,215,286 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,215,286 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.26% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Includes (i) 3,183,244 shares of common stock of Ondas Holdings Inc. held directly by Charles & Potomac Capital, LLC, (ii) 3,864,542 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of a warrant that is exercisable at an exercise price of $0.89, on a one-to-one basis until July 21, 2028 (the “Warrant”) and held directly by Stage 1 Growth Fund, LLC Series WAVE (the “New SPV”), and (iii) 167,500 shares of common stock of Ondas Holdings Inc. issuable upon exercise of a warrant that is exercisable at an exercise price of $1.26, on a one-to-one basis until February 26, 2029 (the “February 2024 Warrant”) and held directly by Charles & Potomac Capital, LLC.
(2)	Calculated using 66,272,258 shares of common stock of Ondas Holdings Inc. outstanding as of May 13, 2024, as reported on the Quarterly Report on Form 10-Q filed by Ondas Holdings Inc. with the Securities and Exchange Commission (the “SEC”) on May 15, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 4,032,042 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the Warrant and the February 2024 Warrant.

CUSIP No. 68236H204	SCHEDULE 13D

1	NAME OF REPORTING PERSON Joseph V. Popolo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,384,245 (1)
	8	SHARED VOTING POWER 7,215,286 (2)
	9	SOLE DISPOSITIVE POWER 1,384,245 (1)
	10	SHARED DISPOSITIVE POWER 7,215,286 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,599,531
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.23% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 1,384,245 shares of common stock of Ondas Holdings Inc. held directly by Joseph V. Popolo.
(2)	Includes (i) 3,183,244 shares of common stock of Ondas Holdings Inc. held directly by Charles & Potomac Capital, LLC, (ii) 3,864,542 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the Warrant, and (iii) 167,500 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the February 2024 Warrant.
(3)	Calculated using 66,272,258 shares of common stock of Ondas Holdings Inc. outstanding as of May 13, 2024, as reported on the Quarterly Report on Form 10-Q filed by Ondas Holdings Inc. with the SEC on May 15, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 4,032,042 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the Warrant and the February 2024 Warrant.

CUSIP No. 68236H204	SCHEDULE 13D

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) to the Schedule 13D originally filed by the Reporting Persons on August 29, 2023, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 24, 2023 and Amended No. 2 to Schedule 13D filed by the Reporting Persons on February 28, 2024 (as so amended, the “Original Schedule 13D” and as amended by this Amendment, the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Shares”), of Ondas Holdings Inc., a Nevada corporation (the “Issuer”). Defined terms used in this Amendment and not otherwise defined herein have the meanings prescribed to such terms in the Original Schedule 13D. Any reference in the Original Schedule 13D to any item in the Original Schedule 13D shall be deemed to refer to such item as amended by this Amendment.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D is hereby amended and supplemented to add the following:

For investment purpose, Popolo acquired an aggregate of 100,000 Shares in a series of open market purchases (as set forth in the table below) for an aggregate purchase price of $78, 232.14, excluding brokerage commissions. The source of these funds was his personal savings.

Date of Transaction	Number of Shares Purchased	Price per Share
May 22, 2024	28,354	$0.7235(1)
May 23, 2024	71,646	$0.8056(2)

(1)	The price reported herein is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $0.693 to $0.77, inclusive. Popolo undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (1) to (2).
(2)	The price reported herein is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $0.777 to $0.82, inclusive.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the information set forth in Item 3 of this Amendment, which is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) – (b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Amendment (including footnotes thereto) is incorporated herein by reference. The Related Party, as the Managing Member of C&P, is deemed to share voting and dispositive power over, and therefore is deemed to beneficially own, 7,215,286 Shares that are beneficially owned by C&P, which represent 10.26% of the Shares outstanding. The Reporting Persons’ and the Related Party’s beneficial ownership percentage is calculated using 66,272,258 Shares outstanding as of May 13, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 4,032,042 Shares issuable upon the exercise of the Reporting Persons’ Warrant and the February 2024 Warrant.

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented to add the information set forth in Item 3 of this Amendment, which is incorporated herein by reference.

CUSIP No. 68236H204	SCHEDULE 13D

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended and supplemented to add the following:

Pursuant to an Assignment dated May 31, 2024 by the SPV with respect to the Warrant (the “Warrant Assignment”) and an Assignment dated May 31, 2024 by the SPV (the “Subsequent Warrant Assignment”) with respect to the warrant to purchase 2,374,208 Shares at an exercise price of $0.89, on a one-to-one basis (the “Subsequent Warrant”), the SPV assigned the Warrant and the Subsequent Warrant, respectively, to the New SPV. As the result thereof, (i) the Reporting Persons, as indirect holders of 3,864,542 Shares issuable upon the exercise of the Warrant, are deemed to beneficially own such 3,864,542 Shares, and (ii) the Reporting Persons cease to be the beneficial owners of the other Shares issuable upon the exercise of the Warrant and the Subsequent Warrant.

The Warrant Assignment and the Subsequent Warrant Assignment are filed as Exhibit 11 and Exhibit 12, respectively, to the Schedule 13D and incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

1	Joint Filing Agreement (filed herewith).

2	Form of Warrant (incorporated by herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on August 16, 2023).

3	Preferred Stock Purchase Agreement, dated July 9, 2023, between Ondas Networks and the SPV (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on July 10, 2023).

4	Amendment to Preferred Stock Purchase Agreement, dated July 21, 2023, between Ondas Networks and the SPV (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on July 24, 2023).

5	Registration Rights Agreement, dated July 21, 2023, between the Issuer and the SPV (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on July 24, 2023).

6	Registration Rights Agreement, dated August 11, 2023, between the Issuer and the SPV (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on August 16, 2023).

7	Form of Securities Purchase Agreement, dated February 26, 2024, between the Issuer, C&P and other purchasers and, solely with respect to Section 4.9 thereof, OAH (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on February 26, 2024).

8	Form of Preferred Stock Purchase Agreement, dated February 26, 2024, between Ondas Networks, C&P and other purchasers (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on February 26, 2024).

9	Form of Warrant (included as Exhibit B to Exhibit 8 of this Amendment).

10	Form of Registration Rights Agreement (included as Exhibit E to Exhibit 8 of this Amendment).

11	Assignment, dated May 31, 2024, by the SPV with respect to the Warrant (filed herewith).

12	Assignment, dated May 31, 2024, by the SPV with respect to the Subsequent Warrant (filed herewith).

CUSIP No. 68236H204	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2024	CHARLES & POTOMAC CAPITAL, LLC

	By:	/s/ Joseph V. Popolo
	Name:	Joseph V. Popolo
	Title:	Chief Executive Officer

Date: June 4, 2024	JOSEPH V. POPOLO

/s/ Joseph V. Popolo